Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

December 27, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On December 26, 2007, China Life Insurance Company Limited issued an announcement in Chinese on a related party transaction, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated December 26, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
December 27, 2007	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED (A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”)

IMPORTANT

The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement of Related Party Transaction

Highlights:

•	The Transaction: The Company proposes to make a negotiated deposit of RMB 3 billion at Guangdong Development Bank (the “GDB”).

•

Abstaining of Related Person: According to the provisions under relevant laws, administrative regulations, departmental rules, regulatory rules of the jurisdiction where the Company is listed and the Articles of Association of China Life Insurance Company Limited (the “Articles of Association”), no related director is involved in this Transaction. Therefore, it is unnecessary for any director to abstain from voting.

•	Effect on the Company: The related party transaction will help to facilitate the development of investment business of the Company.

I.	General

The Company proposes to make a negotiated deposit of RMB 3 billion at GDB, with a deposit term of 61 months (the “Transaction”). The Transaction constitutes a related party transaction of the Company.

II.	Introduction of the related party and its relationship with the Company

GDB is a stock-holding commercial bank duly established under the laws and regulations of the People’s Republic of China. It is permitted to engage in banking business including acceptance of public deposits; issuing short-term, medium-term and long-term loans; arranging settlement; handling note discount; issuing financial bonds; acting as an agent to collect and pay amounts and to engage in insurance business; and to engage in other banking business permitted by the People’s Bank of China (the “PBOC”) and other China banking supervisory and regulatory authorities. The Company holds 20.00% equity interest in GDB.

Currently, Mr. Liu Jiade, Vice President of the Company, and Mr. Liu Lefei, Chief Investment Executive Officer of the Company, who were nominated by the Company, are serving as non-executive directors of GDB. Therefore GDB constitutes a related legal person of the Company. At the same time, Mr. Lin Yixiang, nominated by the Company, is serving as an independent director of GDB, and Mr. Wang Xin, nominated by the Company, is serving as an executive director of GDB.

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Commission File Number 001-31914

III.	Strategy and basis of pricing

The deposit rate to be applied to the agreement of negotiated deposit will be determined based on the market conditions, which shall be fair, just and equitable. Interest incurred on the deposit under this agreement shall be calculated according to the floating interest, the benchmark rate of which shall be determined according to the corresponding prime interest rate for deposit announced by the PBOC.

IV.	Purpose of the Transaction and the affect on the Company

The Company believes that the Transaction with the related party falls into the normal business scope of the Company; complies with the market principles of equity and justice, and the pricing is fair and equitable. The Company is not aware of any harm to its interest and the Transaction will not have an adverse effect on the independence of the Company. The Transaction will help the Company to establish a long-term strategic and cooperative relationship with GDB and will facilitate the further development of the business relationship between the two parties, as well as to facilitate the development of investment business of the Company.

V.	Procedures of review

1. The Transaction was approved in writing by the second session of the board of directors of the Company. No related director is involved and it is therefore unnecessary for any director to abstain from voting. All directors voted for the Transaction in writing unanimously.

2. All the independent directors of the Company reviewed documents in respect of the Transaction in advance, consulted the management of the Company with respect to certain issues, and agreed to submit the Transaction to the board of directors of the Company for review. In addition, they provided their comments as below: The Transaction was entered into in the normal course of daily business of the Company; the Transaction has been implemented in accordance with the legal procedures provided under relevant laws, administrative regulations, departmental rules and regulatory rules of the jurisdiction where the Company was listed, as well as those set out under the Articles of Association; and the Transaction was entered into according to the general commercial provisions or the provisions that are fair and reasonable to the Company and all its shareholders.

VI.	Documents available for review

1. Written resolution of the second session of the board of directors of China Life Insurance Company Limited;

2. Pre-approval by independent directors on the Transaction;

3. Independent opinion on the Transaction by independent directors;

4. The agreement of negotiated deposit entered into by and between the Company and GDB.

Board of Directors

China Life Insurance Company Limited

December 26, 2007

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